UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 10, 2024, Arqit Quantum Inc. (the “Company”) received a notification letter from Nasdaq Listing Qualifications staff notifying the Company that it had regained compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rule 5550(a)(2).

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) on October 19, 2023, and was given 180 calendar days, until April 16, 2024, to regain compliance. On April 18, 2024, the Company received an extension of another 180-calendar-day compliance period until October 14, 2024, to regain compliance. On October 10, 2024, the Company received notice from Nasdaq confirming that the Company had maintained a closing bid price at or greater than $1.00 per ordinary share for the last 10 consecutive business days from September 25, 2024 to October 9, 2024 and that the Company has therefore regained compliance with the Nasdaq Capital Market Minimum Bid Price Requirement.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215 and 333-275960), Form F-3 (File Nos. 333-268786 and 333-259982), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Nick Pointon
Name:	Nick Pointon
Title:	Chief Financial Officer

Date: October 11, 2024